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         NEWS RELEASE                                                EXHIBIT 1

Contact: Kevin Flanagan
                  PICTURETEL CORPORATION
                  (978) 292-5178
                  flanagank@pictel.com

    PICTURETEL APPOINTS BRUCE R. BOND PRESIDENT AND CHIEF EXECUTIVE OFFICER

           FORMER ANS CEO WILL HEAD WORLDWIDE VIDEOCONFERENCING LEADER

ANDOVER, Mass. - FEBRUARY 10, 1998 - PictureTel Corporation (Nasdaq: PCTL), the world leader in videoconferencing solutions, today announced the appointment of Bruce R. Bond as president and chief executive officer effective March 1, 1998. Bond succeeds Dr. Norman E. Gaut, who will continue to serve as chairman of the company's board of directors. Bond also will join the company's board of directors succeeding Vinod Khosla, who had agreed to remain on the board to assist the company in its search for a new CEO.

          Bond comes to PictureTel from ANS, the networking subsidiary of America Online, Inc., where he has served as chief executive officer since July 1996. AOL recently sold ANS to WorldCom, Inc. At ANS, Bond turned the company into a leading provider of business network solutions. Before joining ANS, Bond spent seven years with British Telecom, where he ran the company's largest business division with responsibility for $10 billion in revenue and $2 billion in annual profit.

          "Bruce Bond brings a tremendous amount of hands-on experience in both traditional telecommunications and - most importantly - the burgeoning IP world," said Dr. Gaut. "He took ANS from a start-up with no products, sales or marketing to a leader in the IP space with award-winning remote access and firewall products. Bruce has the insights and perspective that will be vital to expanding PictureTel's role as the world leader in the rapidly changing videoconferencing industry."

          Before joining British Telecom in August 1989, Bond was corporate vice president for strategic planning at US West, where he was responsible for driving the long-range plans of all of the company's 43 subsidiaries. Prior to US West, he held a variety of executive posts in planning and marketing with AT&T.

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PICTURETEL APPOINTS BRUCE R. BOND PRESIDENT AND CEO, p.2

          "With its enormous assets -- including an outstanding corporate customer base, worldwide distribution channels and partners, a strong technology foundation, and talented people -- PictureTel is well positioned for leadership in the next stage of videoconferencing," said Bond. "Until now, videoconferencing has been peripheral to the corporate networking environment. PictureTel's goal is to be the leader in videoconferencing as it becomes integral to the new collaborative business networking environment that is beginning to emerge. This is an outstanding position from which to bring increasing value to PictureTel's customers, shareholders and employees."

          Bond studied psychology and philosophy at Colorado State University, where he also had a distinguished football career. He earned an MBA from the University of Dayton (Ohio), and a master's degree from the Sloan School of Management at the Massachusetts Institute of Technology. From 1989 until its 1995 acquisition by AT&T, Bond served on the board of directors of McCaw Cellular Communications. Currently, he serves on the board of directors of Witco Corporation.

          PictureTel Corporation is the world leader in developing, manufacturing and marketing a full range of videoconferencing solutions. The company also is a leader in audioconferencing solutions. PictureTel's systems meet customers' conferencing needs from the desktop to the boardroom. The company also markets multi-location conferencing servers and a comprehensive portfolio of enterprise-wide services. PictureTel provides complete video and audioconferencing solutions to customers in distance learning, health care and financial services. Additional information is available on the Internet at www.picturetel.com. PictureTel videoconferencing eliminates the barrier of distance, enabling people to be Anywhere Now(TM).

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PictureTel is a registered trademark and Anywhere Now is a trademark of
PictureTel Corporation. Other brands are trademarks or registered trademarks of their respective owners.

NOTE TO EDITORS: A PHOTOGRAPH OF MR. BOND IS AVAILABLE FROM THE NEWSCOM WEBSITE AT www.newscom.com.